Exhibit 99.121

Vicinity Motor Corp. Receives Order for Three Vicinity™ Classic Buses to Québec Transit Operator Le Groupe Transbus

Company Maintains Clear Market Leadership for Conventional and EV Transit Buses in North America

VANCOUVER, BC - June 21, 2021 - Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (formerly Grande West Transportation Group Inc.), a leading supplier of electric, CNG, gas and clean diesel vehicles, today announced the receipt of a new purchase order from Québec Private Transit Operator Le Groupe Transbus for three (3) Vicinity™ Classic buses.

Per the terms of the supply agreement, Le Groupe Transbus has ordered three of the Company’s 30-foot Clean-Diesel Vicinity™ Classic buses. The Vicinity buses are in service with Canadian public transit agency EXO, serving the city of Varennes, a suburb of Montreal. Transbus currently owns and operates nine Vicinity™ Classic buses, with this order bringing the total to 12 in its fleet.

“Our Vicinity™ Classic buses continue to prove their market leadership and flagship status with Canadian transit authorities as we attract recurring orders from our large base of satisfied, long-term customers,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “We look forward to growing alongside our North American transit partners as they deploy an increasingly large fleet of our buses and eventually transition to an EV-oriented fleet. Vicinity’s recent contract award with Calgary Transit is the first significant competitive tender in Canada for mid-size electric buses. The Vicinity Lightning™ product is already showing to be an early leader in the EV transit market space and is ready for this transition.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit https://vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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